Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 11, 2014

BARCLAYS

Barclays Return on Disability ETNs (RODI)

The Barclays Return on Disability Exchange Traded Notes (the "ETNs") are linked to the performance of the Return on Disability US LargeCap ETN Total Return USD Index (the "Index"). **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.** The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. The ETN performance is linked to the performance of the Index less an investor fee. **If the increase in the level of the Index is insufficient to offset the negative effect of the investor fee, or if the Index level decreases, you will receive less than the principal amount of your ETNs at maturity or upon early redemption.**

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risks associated with the ETNs, please see "Selected Risk Considerations" below and the risk factors included in the relevant prospectus.

The Index uses a quantitative ranking methodology to measure a company's publicly observable activities relating to people with disabilities across three key areas: talent, customer and productivity. This ranking methodology focuses on elements that have the potential to increase shareholder value in a company, such as using best practices for attracting and hiring candidates with disabilities, focusing on 'ease of use' features in products and services, and implementing productivity-focused process improvements driven by people with disabilities. The Index notionally tracks the returns that may be available from investing in a basket of up to 100 stocks that are selected pursuant to the Return on Disability® Binary Ranking (the "RoD Ranking"), and meet certain market capitalization, trading volume and financial viability thresholds. **Owning the ETNs is not the same as owning interests in the Index Constituents or a security directly linked to the performance of the Index. Because the Index was created in September 2014, extremely limited historical performance data for the Index exists.**

The Index was created by Donovan Group LLC (the "index sponsor"), which is the owner of the intellectual property and licensing rights relating to the Index. The Index is calculated by NYSE Group Inc.

ETN Details	
ETN Ticker	RODI
ETN Intraday Indicative Value Ticker:	RODI.IV
Denomination	$50.00 per ETN
Bloomberg Index Ticker	RODITR <Index>
CUSIP	06740D830
Primary Exchange	NYSE Arca
Yearly Fee:	0.45%*
Inception Date	9/10/2014
Maturity Date	9/17/2024
Index:	Return on Disability US LargeCap ETN Total Return USD Index

* The investor fee for each ETN on any calendar day will be (1) 0.45% *times* (2) the closing indicative value on the immediately preceding calendar day *times* (3) the daily index factor on that day (or, if such day is not an index business day, one) *divided by* (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the investor fee accumulates over time and is subtracted at the rate of 0.45% per year.

Company with Highest RoD Ranking Result in Each Sector

Ticker	Company Name	Sector
DIS	The Walt Disney Co	Consumer Discretionary
PEP	PepsiCo Inc	Consumer Staples
CVX	Chevron Corp	Energy
AXP	American Express Co	Financials
WLP	WellPoint Inc	Health Care
CSX	CSX Corp	Industrials
AAPL	Apple Inc	Information Technology
DOW	The Dow Chemical Co	Materials
S	Sprint Corp	Telecommunication Services
DUK	Duke Energy Corp	Utilities

Source: The Donovan Group, LLC; Bloomberg
As of: 9/10/2014, subject to change

Industry Classification of Index Components


22%
7%
3%
17%
15%
10%
20%
2%
3%
1%
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Telecommunication Services
Utilities

Source: The Donovan Group, LLC; Bloomberg
As of: 9/10/2014, subject to change

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Selected Risk Considerations
An investment in the Barclays ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.
Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.
The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the selection strategy of the index in identifying companies that meet certain criteria in the disability field will be successful or that the index will able to outperform any stock index whose selection of constituent stocks is not based on the ranking criteria of the index.
The Index Has Very Limited Historical Information: Because the index was created in September, 2014, extremely limited historical performance data exists and your investment in the ETNs may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance.
Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.
A Trading Market for the ETNs May Not Develop: Although we have applied to list the ETNs on NYSE Arca, we cannot guarantee that such application will be approved, and a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.
No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
Return on Disability® is a registered trademark of Integrated Process Solutions LLC (“IPS”). IPS has granted Donovan Group LLC (“Donovan Group”) an exclusive and unrestricted license to use Return on Disability® in its commercial activities, including the right to sublicense the use of such mark. Donovan Group has sublicensed the right to use this mark to Barclays Bank PLC in connection with certain activities. Donovan Group LLC does not sponsor, endorse, sell, promote or manage any investment fund or other investment vehicle that is offered by third parties and that seeks to provide an investment return based on the performance of any index.
©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.
NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE